

02007307

SECURITIES AND EXCHANGE COMMISSION

SO 3/5/02

RECD S.E.C. FEB 28 2002 503

KJ 3/5/02

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49400

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

Capstone Investments, ~~Inc.~~

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4660 La Jolla Village Drive, Suite 1040
(No. and Street)

San Diego	CA	92122
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven P. Capozza — 858.875.4500 (Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BDO Seidman, LLP
(Name — if individual, state last, first, middle name)

1900 Avenue of the Stars, 11th Floor	Los Angeles	CA	90067
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not in residence in United States or any of its possessions.

PROCESSED
MAR 15 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

KJ 3/14

OATH OR AFFIRMATION

I, Steven P. Capozza, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Capstone Investments, Inc. ,as of December 31, 2001 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



LINDA F. PEREZ
Commission # 1201869
Notary Public - California
San Diego County
My Comm. Expires Nov 16, 2002

Signature

President

Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, Including Appropriate Explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation Between the Audited and Unaudited Statements of Financial Condition With Respect to Methods of Consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A Copy of the SIPC Supplemental Report.
- ☐ (n) A Report Describing any Material Inadequacies Found to Exist or Found to Have Existed Since the Date of the Previous Audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



BDO Seidman, LLP
Accountants and Consultants

1900 Avenue of the Stars, 11th Floor
Los Angeles, California 90067
Telephone: (310) 557-0300
Fax: (310) 557-1777

Independent Auditors' Report

To the Board of Directors
Capstone Investments, Inc.

We have audited the accompanying statement of financial condition of Capstone Investments, Inc., as of December 31, 2001 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Capstone Investments, Inc. at December 31, 2001 conformity with generally accepted accounting principles.

BDO Seidman, LLP

Los Angeles, California
February 18, 2002

Capstone Investments, Inc.

Statement of Financial Condition

December 31,		2001
Assets		
Cash and cash equivalents	$	21,167
Commissions receivables		525,570
Securities owned (Note 2)		111,094
Prepaid expenses		11,317
Deposit with Clearing Broker (Note 3)		199,889
Fixed assets, at cost, less accumulated depreciation of $43,099 (Note 4)		108,959
Other assets		12,729
Total assets	$	990,725
Liabilities and Stockholders' Equity		
Liabilities		
Bank overdraft	$	52,718
Accrued commissions and compensation		252,603
Soft dollars payable		123,794
Due to Clearing Broker		36,947
Other liabilities		4,583
Total liabilities		470,645
Commitments and Contingencies (Notes 5 and 6)		
Stockholders' equity		
Common stock, no par value; 100,000 shares authorized; 7,500 shares issued and outstanding		19,567
Additional paid-in capital		132,603
Retained earnings		432,910
Treasury stock, at cost; 2,500 shares		(65,000)
Total stockholders' equity		520,080
Total liabilities and stockholders' equity	$	990,725

See accompanying notes to statement of financial condition.

1. General Information and Accounting Policies

Capstone Investments, Inc. (the "Company") a California S Corporation, was organized in May 1995. The Company is a registered broker and dealer of securities under the provisions of the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. (the "NASD").

The Company conducts business as an introducing broker/dealer and provides brokerage and corporate finance services to retail and institutional clients from its office in La Jolla, California.

The Company has an agreement (the "Agreement") with clearing brokers (the "Brokers") to clear securities transactions, carry customers' accounts on a fully disclosed basis and perform certain record keeping functions. Accordingly, the Company operates under the exemptive provisions of Securities and Exchange Commission ("SEC") Rule 15c3-3(k)(2)(ii).

Cash and Cash Equivalents

The Company considers highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Fixed Assets

Fixed assets are recorded at cost. Depreciation is provided using the straight-line method over the estimated useful lives of the related assets ranging from 3 to 7 years.

In the event that facts and circumstances indicate that the cost of an asset may be impaired, an evaluation of recoverability would be performed. If an evaluation is required, the estimated future undiscounted cash flows associated with the asset would be compared to the carrying amount to determine if a write-down to fair value is required.

1. General Information and Accounting Policies (Continued)

Securities Owned

Securities traded on a national securities exchange or reported on the NASDAQ are valued at the last sales price on the date of valuation. Securities traded in the over-the-counter markets and listed securities are valued at their last sales price on the date of valuation or, if such price is not available, at the high "bid" price (for investments in marketable securities) and at the high "ask" price (for securities sold, not yet purchased) at the close of business. Non-marketable securities are valued at fair value as determined in good faith by management.

Principal Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year. Actual results could differ from those estimates.

New Accounting Pronouncements

In June 2001, the Financial Accounting Standards Board finalized FASB Statements No. 141, *Business Combinations* (SFAS 141), and No. 142, *Goodwill and Other Intangible Assets* (SFAS 142). SFAS 141 requires the use of the purchase method of accounting and prohibits the use of the pooling-of-interests method of accounting for business combinations initiated after June 30, 2001. SFAS 141 also requires that the Company recognize acquired intangible assets apart from goodwill if the acquired intangible assets meet certain criteria. SFAS 141 applies to all business combinations initiated after June 30, 2001 and for purchase business combinations completed on or after July 1, 2001. It also requires, upon adoption of SFAS 142, that the Company reclassify the carrying amounts of intangible assets and goodwill based on the criteria in SFAS 141.

1. General Information and Accounting Policies (Continued)

SFAS 142 requires, among other things, that companies no longer amortize goodwill, but instead test goodwill for impairment at least annually. In addition, SFAS 142 requires that the Company identify reporting units for the purposes of assessing potential future impairments of goodwill, reassess the useful lives of other existing recognized intangible assets, and cease amortization of intangible assets with an indefinite useful life. An intangible asset with an indefinite useful life should be tested for impairment in accordance with the guidance in SFAS 142. SFAS 142 is required to be applied in fiscal years beginning after December 15, 2001 to all goodwill and other intangible assets recognized at that date, regardless of when those assets were initially recognized. SFAS 142 requires the Company to complete a transitional goodwill impairment test six months from the date of adoption. The Company is also required to reassess the useful lives of other intangible assets within the first interim quarter after adoption of SFAS 142.

The Company had no previous transactions that resulted in the recognition of goodwill. The adoption of SFAS 141 and SFAS 142 had no material affect on the Company's financial results.

SFAS 143, Accounting for Asset Retirement Obligations, was issued in June 2001 and is effective for fiscal years beginning after June 15, 2002. SFAS 143 requires that any legal obligation related to the retirement of long-lived assets be quantified and recorded as a liability with the associated asset retirement cost capitalized on the balance sheet in the period it is incurred when a reasonable estimate of the fair value of the liability can be made.

SFAS 144, Accounting for the Impairment or Disposal of Long-Lived Assets, was issued in August 2001 and is effective for fiscal years beginning after December 15, 2001. SFAS 144 provides a single, comprehensive accounting model for impairment and disposal of long-lived assets and discontinued operations.

SFAS 143 and SFAS 144 will be adopted on their effective dates, and adoption is not expected to result in any material effects on the Corporation's financial statements.

2. Securities Owned

Securities owned at December 31, 2001 consist of the following:

	Amount
Marketable securities, at market	$ 12,207
Non-marketable securities, at fair value	98,887
	$ 111,094

The Company also holds certain warrants which are carried at nominal value. Generally, such warrants are exercisable for shares of investment securities that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933 or cannot be sold because of other arrangements, restrictions, or conditions applicable to the investment securities. Non-marketable warrants are valued using the Black-Scholes option pricing model discounted for restriction arrangements.

3. Deposit with Clearing Broker

The Company maintains a deposit with the clearing broker to satisfy the requirements under its clearing agreement. At December 31, 2001 the entire balance was held as cash in a brokerage account.

4. Fixed Assets

Fixed assets are composed of the following:

December 31,	2001
Furniture and fixtures	$ 57,270
Computer equipment	123,946
Leasehold improvements	4,061
Total	185,277
Less accumulated depreciation and amortization	(76,318)
	$ 108,959

5. Commitments and Contingencies

The Company leases office space and office equipment under noncancelable operating leases. The future minimum rental payments under these agreements at December 31, 2001 are as follows:

Year ending December 31,	*Amount*
2002	151,281
2003	38,187

The Company is subject to legal proceedings and claims arising in the ordinary course of conducting its business. The probability of an unfavorable outcome and range of possible losses, if any, cannot be determined at this time. Management believes that the ultimate outcome will not be material to the financial statements.

The Company maintains a profit and pension sharing plan covering full-time employees who have attained one year of service. Contributions range from 2% to 22% of salary depending on the class of employee as defined in the agreement and the Company matches 100% of contributions. Total profit and pension sharing expense was $56,032 for the year ended December 31, 2001.

6. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2001, the Company had net capital of $285,897, which was $235,897 in excess of the required net capital. The Company's aggregate indebtedness to net capital ratio was 1.65 to 1 at December 31, 2001.

7. Off Balance Sheet Risk

In the normal course of business, the Company executes, as agent or principal, transactions on behalf of customers. If the transactions do not settle because of failure to perform by either the customer or the counterparty, the Company may be obligated to discharge the obligation of the nonperforming party and, as a result, may incur a loss if the market value of the securities are different from the contract amount of the transaction.

The Company does not anticipate nonperformance by customers or counterparties in the above situation. The Company's policy is to monitor its market exposure and counterparty risk. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each customer with which it conducts business.

Additionally, the Company is subject to credit risk if the clearing broker is unable to repay the balance in the Company's accounts.

The Company may enter into transactions involving derivative financial instruments. These financial instruments include primarily options and warrants. Stock purchase warrants are often received from corporate finance clients as part of the overall structured fee for services performed and are therefore, subject to varying degrees of market risk. Market risk is substantially dependent upon the value of the underlying financial instrument and is affected by market forces such as volatility and changes in interest rates.



Capstone Investments, Inc.

Report on Internal Control Required by Securities and Exchange Commission Rule 17a-5

Period Ended December 31, 2001



BDO Seidman, LLP
Accountants and Consultants

1900 Avenue of the Stars, 11th Floor
Los Angeles, California 90067
Telephone: (310) 557-0300
Fax: (310) 557-1777

Independent Auditors' Report on Internal Control Required by Securities and Exchange Commission Rule 17a-5

To the Board of Directors
Capstone Investments, Inc.

In planning and performing our audit of the financial statements and supplemental schedule of Capstone Investments, Inc. (the "Company") for the year ended December 31, 2001, we considered its internal control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and transactions are executed in accordance with management's authorization and recorded properly to permit

the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control structure components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2000 to meet the SEC's objectives.

This report is intended solely for the use of the members, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

BDO Seidman, LLP

Los Angeles, California
January 18, 2002

Index

Facing page to Form X-17A-5	2A
Affirmation of President	2B
Independent Auditors' Report	3
Financial Statement	
Statement of Financial Condition	4
Notes to Statement of Financial Condition	5-10



Capstone Investments, Inc.

Statement of Financial Condition
December 31, 2001

Public Document